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                           November 18, 2020

       Anthony DiSilvestro
       Chief Financial Officer
       MATTEL INC /DE/
       333 Continental Boulevard
       El Segundo, CA 90245

                                                        Re: MATTEL INC /DE/
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            Form 10-Q for the
Quarter Ended September 30, 2020
                                                            Filed November 3,
2020
                                                            File No. 001-05647

       Dear Mr. DiSilvestro:

              We have reviewed your August 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 7, 2020 letter.

       Form 10-K for the Year Ended December 31, 2019

       Management Discussion and Analysis
       Non-GAAP Financial Measures, page 47

   1. We have carefully considered your response to prior comment 1 and your revised disclosures that
gross sales    represents sales to customers at invoice. Based upon this
                                                        clarification, it
appears that    gross sales    is more akin to a billings-type metric.
                                                        Accordingly, please
revise the title so as not to imply that it represents GAAP sales or revenue and comply with
the metrics guidance set forth in SEC Release No. 33-10751. In your response, please
include your proposed revisions, including your discussion of this metric in MD&A.
 Anthony DiSilvestro
MATTEL INC /DE/
November 18, 2020
Page 2
Note 13. Segment Information97, page 97

2.    You disclose    gross sales    by segment, categories, top 3 power
brands, and geographic
      area. We note that    gross sales    does not represent amounts
determined in accordance
      with GAAP. Accordingly, please remove    gross sales    from your segment
and entity-
      wide disclosures and revise to disclose revenues from external customers by reportable segment, as well as for information about products and geographic areas. Refer to ASC
      280-10-50-22(a), 50-40, and 50-41. In your response, please include the proposed revisions to this footnote.
        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 552-3379 if you have questions regarding comments or any other questions.



                                                          Sincerely,
FirstName LastNameAnthony DiSilvestro
                                                          Division of
Corporation Finance
Comapany NameMATTEL INC /DE/
                                                          Office of
Manufacturing
November 18, 2020 Page 2
cc:       Michael J. Scanlon
FirstName LastName